September 27, 2018

Ronald Fior
Chief Financial Officer
Quotient Technology Inc.
400 Logue Avenue
Mountain View, CA 94043

       Re: Quotient Technology Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 16, 2018
           Form 10-Q for the Fiscal Quarter Ended June 30, 2018
           Filed August 3, 2018
           File No. 001-36331

Dear Mr. Fior:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Pollicies
Revenue Recognition, page 8

1. We note a reference to setup fees on page 46 of your Form 10-K for the year ended
      December 31, 2017. It is unclear if these are the same as coupon activation fees described on page 9. Please help us better understand the nature of services associated with setup fees, including whether they are recurring or one-time. If material, please revise your future filings to describe the timing of revenue recognition associated with these fees.
      Please refer to ASC 606-10-50-18 and 50-19.
 Ronald Fior
Quotient Technology Inc.
September 27, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Kathryn
Jacobson, Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-
Advisor at (202) 551-3778 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



FirstName LastNameRonald Fior                             Sincerely,
Comapany NameQuotient Technology Inc.
                                                          Division of
Corporation Finance
September 27, 2018 Page 2                                 Office of
Telecommunications
FirstName LastName